VERVE VENTURES INC.

From:
Leslie Clitheroe
President and CEO
Verve Ventures Inc.
33 Turnberry Drive
Wilmslow, Cheshire
SK92QW

AMENDMENT #1

Re: Form S-1 filed December 16, 2010

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To Whom It May Concern:

On behalf of Verve Ventures Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated January 11, 2011 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

     1) The Company is not a blank check company as defined in Rule 419. Pursuant to Rule 419, a blank check company is a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issuing "penny stock," as ---- defined in Rule 3a51-1 under the Securities Exchange Act of 1934. According to SEC Release No. 33-6932, Rule 419 does not apply to a development stage company with a specific business plan, "even if operations have not commenced at the time of the offering."

          The mentioned items in the SEC Letter do not establish that the Company has no specific business plan, or intends to engage in a merger or acquisition. As to the points in comment 1, the SEC made it clear being a development stage company with only cash assets in and of itself is not dispositive. As stated in Release No. 33-6932, it is inappropriate in the analysis of a blank check company to gauge whether the company has even commenced operations; the appropriate test therefore is whether the company has a specific business plan or purpose, or whether that purpose is to engage in a merger or acquisition with another entity.

     2) The purpose of this offering is to offer existing shareholders (other than officers and directors) the opportunity to benefit from a trading market, if one develops in response to the Company's future performance. The Company is not contractually obligated to file the S-1.

     3) Leslie Clitheroe and Christopher Clitheroe have not been officers, directors, promoters or had any controlling interest in any other companies that have filed registration statements with the SEC.

     4) Christopher and Leslie Clitheroe are the only promoters / control people

     5) Karen Batcher had no role in the formation of the Company, nor has she had any role in the offering of the Company's securities.

     6) The Company has included the dealer prospectus delivery obligation statements on the outside back cover of the Prospectus.
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Outside Front Cover Page of the Prospectus

     7) The Company has revised the disclosure to reference the correct name of the OTC Bulletin Board.

     8) The Company has revised the disclosure to provide consistency when discussing the roles of our "officers and directors".

Summary, Page 3

     9) The Company has revised the disclosure to address all points in comment #9.

Determination of Offering Price, Page 9

     10) The Company has revised the disclosure to remove reference to any premium being placed on shares.

Selling Shareholders, Page 9

     11) An affiliate is anyone who can control the company, which includes officers, directors and shareholders (individuals, trusts and/or corporations) that own 10% or more of the stock. Spouses and other relatives that live with any of these people (or, in the case of a corporate "control person", anyone who owns a majority that corporation's shares).

Plan of Distribution, Page 11

     12) The Company has revised the disclosure to remove reference to the selling shareholders as "underwriters".

     13) The Company has revised its disclosure to state that any selling shareholder who is considered an affiliate must comply with Rule 144.

     14) The Company has revised the disclosure to state that we are defined as a "shell company" and two additional risk factors have been added.

Description of Business, Page 15

     15) The Company has revised the disclosure throughout to reconcile the amount required for the next year with the amount disclosed in the two tables.

Revenues, Page 16

     16) The Company has revised the disclosure to reconcile the break-even numbers.

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Market, Page 17

     17) The Company has revised the disclosure to remove all references to third-party websites.

Plan of Operations, Page 20

     18) The Company has revised the disclosure to reconcile inconsistencies in the "Completion of Secondary Financing" section.

Available Information, Page 22

     19) The Company has removed the qualification referenced in the Available Information section.

Directors, Executive Officers, Promoters, and Control Persons, Page 23

     20) The Company has revised the disclosure to include the requested information.

Biographical Information, Page 23

     21) The Company has revised the disclosure included in resonse to Item 401(f) of Regulation S-K for the past 10 Years.

Financial Statements, Page 27

     22) Footnotes to the financial statements have been revised to include the Company's fiscal year end.

Verve Ventures Inc


/s/ Leslie Clitheroe
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Leslie Clitheroe, CEO

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